Infrastructure Developments Corporation

299 S. Main Street, 13th Floor

Salt Lake City, Utah  84111

August 15, 2013

Melissa N. Rocha, Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Dear Melissa N. Rocha:

Thank you for your correspondence dated August 2, 2013, file number 0-52936. We are required to respond to the letter within 10 business days. As we are awaiting a confirmation of our reply from our auditor, we kindly request additional time for our response. Accordingly, we request an extension until Wednesday, August 21st.

Sincerely,

/s/ Shawn Teigen

Shawn Teigen